FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q1 RESULTS

Q1 Net Income $0.13 Per Share ($0.12 Fully Diluted)

Q1 EBITDAS $796,000 or $0.25 Per Share ($0.23 Fully Diluted)

Results of AGM

Vancouver, Canada, July 12, 2012, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its first quarter of fiscal 2012, which ended May 31, 2012. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q1 net income was $411,000 or $0.13 per share ($0.12 fully diluted) versus net income of $448,000 or $0.13 per share in the same quarter of fiscal 2011. Q1 net income before stock based compensation (SBC) was $457,000 or $0.14 per share ($0.13 fully diluted) versus $617,000 or $0.18 per share ($0.17 fully diluted) in the same quarter last year.

Q1 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $796,000 or $0.25 per share ($0.23 fully diluted) versus $1,031,000 or $0.29 per share ($0.28 fully diluted) during the same period last year.

Non-GAAP Net Income before SBC is determined as follows:

	Q1	Q1
	2012	2011
Net Income	$411,000	$448,000
Add back SBC	46,000	169,000
Net income before SBC	$457,000	$617,000

Non-GAAP Net Income per share before SBC are determined as follows:

	Q1	Q1
	2012	2011
Net Income per share	$0.13	$0.13
Add back SBC per share	0.01	0.05
Net Income per share before SBC	$0.14	$0.18

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1	Q1
	2012	2011

Net Income	$411,000	$448,000

Add back:
Interest	3,000	25,000
Depreciation and Amortization	158,000	167,000
Non-cash stock based compensation	46,000	169,000
Non-cash income tax expense	178,000	222,000

Total Add Backs	385,000	583,000

EBITDAS	$796,000	$1,031,000

EBITDAS per share reconciles to earnings per share as follows:

	Q1	Q1
	2012	2011

Net Income per share	$0.13	$0.13

Add back:
Interest	0.00	0.01
Depreciation and Amortization	0.05	0.04
Non-cash stock based compensation	0.01	0.05
Non-cash income tax expense	0.06	0.06

EBITDAS per share	$0.25	$0.29

Gross profit margin for the quarter was 40.2%, virtually the same as Q1 last year.

Gross revenue for Q1 was $4,940,000, versus $5,345,000 last year. The decline in revenues is principally due to wetter than average weather conditions in the Company’s principal markets during Q1, a change in package size of a key brand in the quarter and a shortening of co-pack order lead times in advance of the key summer selling season.

Discounts, rebates and slotting fees were $276,000 in Q1, down from $340,000 in Q1 of the prior year. SG&A expenses were $1,081,000 in Q1 of fiscal 2012, versus $1,208,000 in Q1 of the previous year.

As at the end of Q1 the Company had cash on hand net of non-trade obligations of $1,010,000.

Subsequent to Q1 the Company repurchased 259,854 shares of its common stock at a price of US $4.10 per share under its previously announced Dutch Auction tender offer. As at this date the Company has outstanding 2,975,914 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program, which has approximately US $588,990 remaining authorized under it, as soon as it is legally able to.

AGM

The Company’s Annual General Meeting was held on July 11, 2012. All motions put to the Meeting, being those described in the Notice of Meeting and supporting materials mailed to shareholders, were passed with significantly greater percentages than required. Steve Fane and Tom Gaglardi were reelected as directors of the Company, each for a three year term.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, TrueBlack® Blackberry Juice, PureBlue®, PureRed®, PureBlack® and PureWhite® SuperJuices and BabyBlue® childrens’ superfruit blends via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™
©2012 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)	May 31	May 31
	2012	2011

Gross revenue	$4,939,938	$5,345,469
Less: Discounts, rebates and slotting fees	(275,827)	(339,542)
Net revenue	4,664,111	5,005,927

Expenses (Income)
Cost of sales	2,787,039	2,986,849
Selling, general and administrative expenses	1,081,478	1,207,564
Depreciation	158,498	167,180
Change in fair value of derivative liability	18,003	(54,820)
Interest expense	5,243	29,150
Loss on disposal of assets	18,140	8,719
Interest income	(2,636)	(3,863)
Foreign exchange loss (gain)	8,477	(4,444)
Total expenses	4,074,242	4,336,335

Income before income taxes	589,869	669,592
Income tax provision	178,390	221,531

Net income and comprehensive income	$411,479	$448,061

Basic income per share	$0.13	$0.13
Weighted average number of common shares outstanding – basic	3,236,668	3,537,216

Diluted income per share	$0.12	$0.12
Weighted average number of common shares outstanding – diluted	3,509,326	3,701,371